UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South
Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: Results of the Company’s Annual General Meeting 2025
AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
NEWS RELEASE
RESULTS OF THE COMPANY’S ANNUAL GENERAL MEETING 2025
Following the Annual General Meeting (“AGM”) held at 9:00am (Mountain Daylight Time) on Tuesday 27
May 2025, AngloGold Ashanti plc (the "Company" or "AngloGold Ashanti") announces the results of the poll vote for each resolution set out in the notice of AGM published on 7 April 2025 (the “Notice of AGM”).
The full text of the resolutions proposed at the AGM is included in the Notice of AGM.
All of the resolutions were passed as ordinary resolutions. A copy of the poll results for the AGM, along with the Notice of AGM, is available on the AngloGold Ashanti website at www.anglogoldashanti.com.

Resolution		Votes For[1]	%	Votes Against	%	Votes Withheld/ Abstentions[2]	Broker Non-Votes
1.	To receive the 2024 Annual Report and Accounts	388,317,432	99.98	80,648	0.02	255,571	0
2.	To approve the Directors’ Remuneration Report	355,110,031	91.39	33,437,495	8.61	106,125	0
3.	To elect Mr. Bruce Cleaver as a director	388,268,247	99.94	235,208	0.06	150,196	0
4.	To elect Ms. Nicky Newton- King as a director	388,090,981	99.89	408,069	0.11	154,601	0
5.	To re-elect Dr. Kojo Busia as a director	388,234,636	99.93	256,401	0.07	162,614	0
6.	To re-elect Mr. Alberto Calderon as a director	388,427,842	99.98	77,945	0.02	147,864	0
7.	To re-elect Ms. Gillian Doran as a director	358,833,245	92.36	29,676,623	7.64	143,783	0
8.	To re-elect Mr. Alan Ferguson as a director	388,097,054	99.90	407,518	0.10	149,079	0
9.	To re-elect Mr. Albert Garner as a director	318,651,096	82.02	69,851,494	17.98	151,061	0
10.	To re-elect Ms. Jinhee Magie as a director	388,434,916	99.98	74,636	0.02	144,099	0
11.	To re-elect Ms. Diana Sands as a director	388,238,666	99.93	269,238	0.07	145,747	0
12.	To re-elect Mr. Jochen Tilk as a director	387,430,478	99.73	1,057,229	0.27	165,944	0

13.	To re-appoint PricewaterhouseCoopers LLP as statutory auditors of the Company	388,460,144	99.98	60,728	0.02	132,779	0
14.	To authorise the Audit and Risk Committee of the Company to determine the remuneration of the Company’s statutory auditors	388,412,689	99.96	172,678	0.04	68,284	0
15.	To ratify the appointment of PricewaterhouseCoopers Inc. as independent registered public accountants of the Company	388,467,934	99.97	127,236	0.03	58,481	0
16.	To authorise the Company to make political donations up to an aggregate limit of £100,000	262,796,980	67.63	125,761,730	32.37	94,941	0

1.	Votes ‘for’ include those votes giving the Chair discretion.
2.	For all relevant purposes votes which are “withheld” or “abstained” are not votes in law and are not counted in the calculation of the proportion of votes for and against each resolution.

On 4 April 2025, the record date as set out in the Notice of AGM, there were 504,087,287 ordinary shares in issue. Shareholders are entitled to one vote per share on a poll.
Corporate update
Further to the announcement made on 20 December 2024, the Company confirms that Rhidwaan Gasant has stepped down from the Board on 27 May 2025. Other than fees accrued up to the date he ceased to be a director, no other remuneration payment will be made by the Company to Rhidwaan Gasant after he ceases to be a non-executive director, nor will any payment for loss of office be made.
The previously announced appointment of Alan Ferguson as Lead Independent Director and Diana Sands
as Chair of the Audit and Risk Committee also took effect on 27 May 2025.
ENDS
London, Denver, Johannesburg
28 May 2025
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey+61 8 9425 4603 / +61 400 072 199 amaxey@aga.gold
General inquiriesmedia@anglogoldashanti.com
Investors
Yatish Chowthee+27 11 637 6273 / +27 78 364 2080yrchowthee@aga.gold
Andrea Maxey+61 8 9425 4603 / +61 400 072 199 amaxey@aga.gold
Website: www.anglogoldashanti.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 28 May 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary